OFFERING CIRCULAR
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

No Limit Games, Inc.

Commission File Number: 0001593020

California

UNITED STATES:
No Limit Games, Inc.
C/O: Alternative Securities Markets Group
9107 Wilshire Blvd.
Suite 450
Beverly Hills, California 90210
Phone: (213) 407-4386

4899- Communication Services, Not Elsewhere Classified	**90-0647140**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Investing in the Company's Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 10**.

We are offering a maximum of 10,000 9% Convertible Preferred Stock Units (the "Securities"). **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.** The offering will begin on the effective date and continue until the Company has sold all of the Securities offered hereby or on such earlier date as the Company may close or terminate the Offering. The Securities offered hereby are offered on a "best efforts" basis.

There is, at this time, no public market for the Securities.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SECURITIES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	—	$100.00	$0.00	$100.00
Total Minimum	001	$100.00	$0.00	$100.00
Total Maximum	5,250	$525,000.00	$0.00	$525,000

1) We are offering a maximum of 5,250 9% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 47 pages.

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

No Limit Games, Inc.

By: William Brevard III

By: ______________________________
Name: Mr. William Brevard III
Title: Founder & Chief Executive Officer

By: Mr. Kevin Loza

By: ______________________________
Name: Mr. Kevin Loza
Title: Co-Founder & President

By: Mr. Steven J. Muehler

By: ______________________________
Name: Mr. Steven J. Muehler
Title: Advisor & Drafter of this Securities Registration Statement

Signature Certificate

RightSignature
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Document Reference: MYEJIXISS4JEKCHRIBXUPR

Kevin
Party ID: YAF7ZPIBLIPGZLH99MM5KY
IP Address: 99.8.161.66
kevinl@nolimitgamez.com

Electronic Signature:



William
Party ID: VRENTPJ7N33C43DHPHFV5A
IP Address: 75.82.47.52
assetstorage@nolimitgamez.com

Electronic Signature:



Alternative Securities Markets Group
Party ID: LYMVKEI8E5NPI2AFFGRZNU
IP Address: 75.82.187.226
legal@asmmarketsgroup.com

Electronic Signature:



Timestamp	Audit
2014-05-01 23:33:35 -0700	All parties have signed document. Signed copies sent to: Kevin, William, and Alternative Securities Markets Group.
2014-05-01 23:33:35 -0700	Document signed by Kevin (kevinl@nolimitgamez.com) with drawn signature. - 99.8.161.66
2014-05-01 23:32:32 -0700	Document viewed by Kevin (kevinl@nolimitgamez.com). - 99.8.161.66
2014-05-01 11:09:32 -0700	Document signed by William (assetstorage@nolimitgamez.com) with drawn signature. - 75.82.47.52
2014-05-01 11:07:16 -0700	Document viewed by William (assetstorage@nolimitgamez.com). - 75.82.47.52
2014-05-01 10:59:52 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 75.82.187.226
2014-05-01 10:59:23 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 75.82.187.226

This signature page provides a record of the online activity executing this contract.

Signature Certificate

RightSignature
Easy Online Document Signing

Document Reference: MYRJIXISS4JEKCHRIBXUPR

2014-05-01 10:59:22 -0700 Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 75.82.187.226

This signature page provides a record of the online activity executing this contract.